Real Expands to Alaska with Top Real Estate Team and Agents

NEWS PROVIDED BY The Real Brokerage Inc. → Oct 06, 2020, 07:30 ET

TORONTO and NEW YORK, Oct. 6, 2020 /CNW/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ('Real'), a national, technology-powered real estate brokerage in the United States, is expanding to Alaska.

As part of the expansion, Real also welcomes the Aspire Realty Group, a top Anchorage real estate team, and Nate Baer, a 20-year veteran of Anchorage real estate with significant average year sales volumes.

Aspire Realty Group was attracted to Real's mobile technology and to Real's  recently launched an agent compensation plan, which incentivizes real estate agents who contribute to the company's continued growth and success.

"You don't need an office to make you successful in Alaska real estate."

"You don't need an office to make you successful in Alaska real estate, and the pandemic has really driven that point home," said Justin Millette, founder of Aspire Realty Group and recipient of the Alaska Journal of Congress's 2019 Top Forty Under 40 award in 2019."

For Baer, Real's commitment to building a strong agent culture outside of an office-centric model was key.

"All real estate brokerages have issues with culture right now. You go into the office and it's empty. The fact that Real is so focused on culture that has a chief culture officer is really something, and I look forward to helping to build that culture," said Baer.

Frank Zellers will serve as Real's managing broker in Alaska. Prior to joining Real, Zeller led eXp Realty, LLC's pacific broker team and was the broker and owner of F&M Property Developing, Inc.

Separately, Real has granted an aggregate of 5,000 restricted share units (each, an "RSU") to certain senior officers. The RSUs were awarded based on the closing price of Real's common shares on October 1, 2020 and will vest in their entirety on October 1, 2023.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage in 21 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to 2020 results for the Aspire Realty Group and Nate Baer and eligibility to receive performance-based incentives under Real's agent compensation plan.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

Media contact: Lynda Radosevich, lynda@joinreal.com

SOURCE The Real Brokerage Inc.

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